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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03051922

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2003 WASH, D.C. 152

SEC FILE NUMBER
8- 47296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MUTUALS.com, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 N. Pearl Street Suite 900
(No. and Street)

Dallas, TX 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Sapio (214) 953-0066
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — *if individual, state last, first, middle name*)

1717 Main Street Suite 500 Dallas Texas 75201
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Sapio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUTUALS.com, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public


MICHELE H. LEFTWICH
Notary Public, State of Texas
My Commission Expires
March 13, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

MUTUALS.com, Inc.

June 30, 2003

MUTUALS.com, Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Year Ended June 30, 2003

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
MUTUALS.com Inc.

We have audited the accompanying statement of financial condition of MUTUALS.com, Inc., as of June 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MUTUALS.com, Inc. at June 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 8, 2003

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

MUTUALS.com, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2003

ASSETS

Cash and cash equivalents	$ 565,369
Due from clearing broker	3,058
Deposits with clearing broker	121,227
Accounts receivable	157,629
Investments, at fair value	90,679
Receivable from affiliated companies	30,385
Other assets	41,598
Total assets	$1,009,945

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 72,879
Stockholder's equity	
Common stock, $.01 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	500,783
Retained earnings	436,273
Total stockholder's equity	937,066
Total liabilities and stockholder's equity	$1,009,945

The accompanying notes are an integral part of this statement.

MUTUALS.com, Inc.

STATEMENT OF INCOME

Year ended June 30, 2003

Revenues	
Advisor fees, net of waivers	$2,153,055
Commissions and 12b-1 fees	978,406
Shareholder servicing fees and transfer agent fees	187,955
Interest	13,800
Other	12,734
Total revenue	3,345,950
Expenses	
Management fee to Parent	2,660,000
Clearing charges	226,285
General and administrative	116,353
Regulatory fees	41,275
Total expenses	3,043,913
Income before income taxes	302,037
Provision for income taxes	
Federal	102,693
State	9,061
	111,754
Net income	$ 190,283

The accompanying notes are an integral part of this statement.

MUTUALS.com, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended June 30, 2003

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at June 30, 2002	$10	$398,090	$245,990	$644,090
Forgiveness of Federal income tax obligation by Parent	-	102,693	-	102,693
Net income	-	-	190,283	190,283
Balance at June 30, 2003	$10	$500,783	$436,273	$937,066

The accompanying notes are an integral part of this statement.

MUTUALS.com, Inc.

STATEMENT OF CASH FLOWS

Year ended June 30, 2003

Cash flows from operating activities	
Net income	$ 190,283
Adjustments to reconcile net income to net cash used in operating activities	
Unrealized depreciation on investments	20,016
Provision for federal income taxes	102,693
Changes in operating assets and liabilities	
Due from clearing broker	180,412
Deposits with clearing broker	(14,545)
Accounts receivable	(65,071)
Other assets	(13,252)
Accounts payable and accrued liabilities	47,479
Payable/receivable - affiliated companies	(703,985)
Net cash used in operating activities	(255,970)
Cash and cash equivalents, beginning of year	821,339
Cash and cash equivalents, end of year	$ 565,369
Interest paid	$ 370

The accompanying notes are an integral part of this statement.

MUTUALS.com, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

MUTUALS.com, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission under the exemptive provisions of Rule 15c3-3(k)(2)(ii), a registered investment advisor, and a member of the National Association of Securities Dealers, Inc. The Company acts as an introducing broker-dealer serving customers in 50 states and the District of Columbia. The Company is a Texas corporation and is a wholly owned subsidiary of MUTUALS.com Holding Corp. (the Parent).

The Company offers broker-dealer services to institutional accounts and serves as investment advisor to a fund of funds, MUTUALS.com Advisor Series (the Trust), which was organized as a Delaware business trust under a Declaration of Trust dated March 20, 2001. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company with five non-diversified funds (the Funds): Generation Wave Aggressive Growth Fund, Generation Wave Growth Fund, Generation Wave Alternative Growth Fund, Generation Wave Balanced Growth Fund and Vice Fund. Each Fund represents a distinct portfolio with its own investment objectives and policies. The Trust may issue an unlimited number of shares of beneficial interest at $0.001 par value. The assets of each Fund are segregated, and a shareholder's interest is limited to the Fund in which shares are held. The Funds commenced operations on June 21, 2001, except for the Vice Fund, which commenced operations on August 30, 2002.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

Due from Clearing Broker

Due from clearing broker represents cash balances from distribution and management fees collected by the Company's clearing broker on behalf of the Company.

Investments

All security transactions are recorded on the trade-date basis.

Revenue Recognition

Advisor fees are recognized as earned and are based on the account balance of each investor.

Commission revenue and expenses related to securities transactions are recorded on the trade-date basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company records income taxes under Financial Accounting Standards Board Statement No. 109 using the liability method, as though it filed a separate return. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. At June 30, 2003, there were no significant basis differences.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C - MANAGEMENT FEE PAID TO PARENT

The Parent provides the Company with office space, personal property, staff and general and administrative services. In fiscal year 2003, the Parent charged the Company $2,660,000 for these services which is reflected in the statement of operations as a management fee to Parent.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $732,891, which was $482,891 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.10 to 1.

NOTE E - DUE FROM CLEARING BROKER AND DEPOSITS WITH CLEARING BROKER

The Company introduces its customers to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. The Company's clearing broker is exposed to risk of loss in the event the customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. Management believes that risk of loss relating to the indemnity is minimal due to the Company's policy of requiring funds to be received prior to executing transactions and the fact that transactions are substantially all in mutual funds, which management believes have generally lower volatility and are not generally purchased using margin.

NOTE F - INVESTMENTS

In June 2001, the Company invested $100,000 in the Funds. This investment had a fair value of $89,994 at June 30, 2003.

NOTE G - TRANSACTIONS WITH AFFILIATES

The Company has an Investment Advisory Agreement (the Advisory Agreement) with the Funds to furnish investment advisory services to the Funds. Under the terms of the Agreement, the Trust, on behalf of the Funds, compensates the Company for its management services at the annual rate of 0.95% of each Fund's average daily net assets. For the year ended June 30, 2003, the Company earned $684,162 from the Funds for these services. The Company has also entered into a Shareholder Services Agreement (collectively, the Services Agreement) with the Funds, under which the Company provides certain services to the Funds' shareholders. The Company receives a fee equal to the annual rate of 0.25% of each Fund's average daily net assets. For the year ended June 30, 2003, the Company earned $171,853 for these services. The agreements between the Company and the Funds will expire in July 2004.

The Company has agreed to waive, through June 30, 2003, its advisory fees and/or reimburse the Funds' other expenses, including organization expenses, to the extent necessary to ensure that the Funds' operating expenses do not exceed 1.50% to 1.75% of each Fund's average daily net assets. For the year ended June 30, 2003, costs of $50,979 were paid by the Company on behalf of the Funds, and advisory fees of $634,540 were waived by the Company. Any such waiver or reimbursement is subject to later adjustment to allow the Company to recoup amounts waived or reimbursed to the extent actual fees and expenses for a fiscal period are less than each Fund's expense limitation cap, provided, however, that the Company shall only be entitled to recoup such amounts for a period of three years after the end of the fiscal year in which the fee was deferred. This waiver is effective through July 2004.

NOTE G - TRANSACTIONS WITH AFFILIATES - Continued

The Company has an agreement with a family of funds (Investee Funds) in which the Funds (Note A) are an investor, to issue, transfer, redeem, and account for the Funds' capital shares in the Investee Funds. For these services, the Company was paid a transfer agent fee by the Investee Funds of $8,511 for the year ended June 30, 2003.

As the broker-dealer to the Funds, the Company receives a commission from several different mutual funds when assets of the Funds are newly invested in these mutual funds. The Company received $22,233 of these fees for the fiscal year ended June 30, 2003 from the Investee Funds.

During the year ended June 30, 2003, the Company received $57,496 of distribution fees (12b-1 fees) from the Investee Funds.

SUPPLEMENTAL SCHEDULES

MUTUALS.com, Inc.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 937,066
Deductions and/or charges:	
Nonallowable assets:	
Receivable from affiliated companies	30,385
Accounts receivable	116,296
Other assets	37,422
	184,103
Net capital before haircuts on securities positions	752,963
Haircuts on securities:	
Investments	17,668
Undue concentration	2,404
	20,072
Net capital	$ 732,891

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 72,879

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,859
Minimum dollar net capital requirement of reporting broker-dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 482,891
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 725,603
Ratio: aggregate indebtedness to net capital	0.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 914,115
Audit adjustments	(107,713)
Difference in non-allowable assets	(64,902)
Different in haircuts	(8,609)
Net capital, as calculated above	$ 732,891
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 20,642
Audit adjustments and reclassifications	52,237
Aggregate indebtedness, as presented above	$ 72,879

MUTUALS.com, Inc.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2003

The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the rule.

SUPPLEMENTAL REPORT

Grant Thornton

Accountants and Business Advisors

Report On Internal Control

Board of Directors
MUTUALS.com, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of MUTUALS.com, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Grant Thornton

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's criteria.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 8, 2003


Grant Thornton

www.grantthornton.com

Grant Thornton LLP
US Member of
Grant Thornton International